Exhibit 5.1

[Letterhead of Morgan, Lewis & Bockius LLP]

August 11, 2011

Jefferies Group, Inc.

520 Madison Avenue

New York, NY 10022

Re:	Jefferies Group, Inc. Notes Due Nine Months or More from Date of Issue

Ladies and Gentlemen:

We have acted as counsel to Jefferies Group, Inc., a Delaware corporation (the “Company”), in connection with (i) the issuance and sale, from time to time, by the Company of up to $200,000,000 aggregate principal amount of its Notes Due Nine Months or More from Date of Issue (the “Notes”) pursuant to the Selling Agent Agreement, dated August 5, 2011 (the “Selling Agent Agreement”) by and among the Company and Jefferies & Company, Inc. (as Purchasing Agent) and (ii) the filing by the Company of the Prospectus Supplement, dated August 5, 2011 (the “Prospectus Supplement”), relating to the Notes with the SEC pursuant to Rule 424(b) promulgated under the Act. The Selling Agent Agreement will be filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K on the date hereof. The Notes are to be issued, separately or together, and are to be sold from time to time as set forth in the Prospectus Supplement and any amendments or supplements thereto.

In connection with this opinion letter, we have examined the Registration Statement and the Prospectus Supplement. We have also examined and relied upon the Indenture, dated as of March 12, 2002, as amended by the First Supplemental Indenture, dated as of July 15, 2003 (as so supplemented, the “Indenture”), between The Bank of New York Mellon, as Trustee (the “Trustee”), and the Company, the form of the Notes, certificates or statements of public officials, the Officers’ Certificate establishing the terms of the Notes and other certificates of officers of the Company and copies of such other documents, resolutions, corporate records and other instruments as we have deemed relevant and necessary as a basis for the opinions hereinafter expressed.

We have assumed, without any independent investigation or verification of any kind, the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of the documents submitted to us as originals, the conformity with the originals of all documents submitted to us as certified, facsimile or photostatic copies and the authenticity of the originals of all documents submitted to us as copies.

We have assumed, without any independent investigation or verification of any kind, the due authorization, execution and delivery by the Trustee of the Indenture, as well as the legal right and power under all applicable laws and regulations of the Trustee to execute, deliver and perform its obligations under, and the validity, binding effect and enforceability against the Trustee in accordance with the terms of, the Indenture.

Based upon the foregoing, we are of the opinion that, when the terms of the Notes have been established and when the Notes have been executed, authenticated and delivered in accordance with the provisions of the Indenture, the applicable resolutions of the Company’s Board of Directors and the Selling Agent Agreement against payment of the consideration therefor, the Notes will constitute legal, valid and binding obligations of the Company entitled to the benefits of the Indenture.

We render the foregoing opinion as members of the Bar of the State of New York and express no opinion as to laws other than the laws of the State of New York, the General Corporation Law of the State of Delaware and the federal laws of the United States of America.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters.” In giving this consent, we do not admit that we are acting within the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Morgan, Lewis & Bockius LLP